TAKUNG ART CO., LTD

Flat/RM 03-04 20/F Hutchison House

10 Harcourt Road, Central Hong Kong

December 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom (Assistants Director, Office of Consumer Products)

Charlie Guidry (Staff Attorney)

Re:	Takung Art Co., Ltd.

Registration Statement on Form S-1

Filed November 25, 2015

File No. 333-208209

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 31, 2015

File No. 333-176329

Ladies and Gentlemen:

On behalf of Takung Art Co., Ltd (the “Company”), we are writing to respond to the comment letter of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”), dated December 18, 2015, relating to the Company’s Registration Statement on Form S-1 (File No. 333-208209) (the “Registration Statement”) originally filed with the SEC on November 25, 2015 in connection with the registration for resale of up to 1,487,000 shares of the Company’s common stock (collectively, “Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”).

The Company has revised the Registration Statement in response to Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. References throughout this letter to “we,” “us” and “our” are to the Company.

Registration Statement on Form S-1

General

1.	Given the nature of the offering, the size of the offering compared to the number of shares outstanding held by non-affiliates, and the length of time the selling shareholders have held shares, it appears that these securities might be offered by you or on your behalf. If this is the case, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Additionally, because the offered securities are not qualified to be registered on Form S-3, you would not able to make an at the market offering pursuant to Rules 415(a)(1)(x) and 415(a)(4)of Regulation C.

Please provide us with a detailed analysis of why this offering is not being conducted by you or on your behalf. Your analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09, which can be found on our website. Alternatively, please revise the registration statement to name the selling stockholders as underwriters; to disclose that the selling stockholders must resell their shares at a fixed price throughout the offering; and to make conforming changes to the prospectus, including the cover page and the summary of the offering and plan of distribution sections.

Response:

For the reasons set forth below, the Company respectfully submits to Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering. In other words, we believe that the totality of the facts and circumstances in this case clearly demonstrates that the registration of the Common Stock relates to a valid secondary offering, and the Selling Stockholders are not acting as underwriters or otherwise as a conduit for the Company with respect to the Common Stock covered by the Registration Statement.

Background

As previously disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on November 17, 2015, the Company entered into subscription agreements dated November 16, 2015with an aggregate of fourteen (14) investors for the purchase and sale of an aggregate of 1,000,000 shares of Common Stock (the "Shares"), at a price of US$1.58 per Share for total gross proceeds of US$1,580,000 (the "Offering").

The Company completed this Offering of the Shares pursuant to Rule 903 of Regulation S of the Securities Act on the basis that the sale of the Shares was completed in "offshore transactions", as defined in Rule 902(h) of Regulation S. The Company did not engage in any "directed selling efforts", as defined in Regulation S, in the United States in connection with the sale of the Shares. The investors represented to the Company that the investors were not U.S. persons, as defined in Regulation S, and were not acquiring the Shares for the account or benefit of a U.S. person.

Additionally, all the investors are “accredited investors,” as that term is defined in the Securities Act and the Company also completed this Offering in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act and corresponding provisions of state securities or “blue sky” laws.

In connection with the Offering, the Company has undertaken to file a registration statement to register all the Shares issued in the Offering within 45 days after the closing date and, use its commercially reasonable efforts to have such registration statement declared effective by the SEC within 150 days from the closing date, subject to an extension of 30 days in the event of a full review by the SEC and to maintain the effectiveness of the registration statement until all or a majority of the Shares have been sold or are otherwise able to be sold pursuant to Rule 144.

Also, as previously disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on November 23, 2015, the Company entered into a Consulting Agreement on November 20, 2015 with Regeneration Capital Group, LLC (“Regeneration”) for the provision of certain consulting and advisory services, including without limitation, assisting in the preparation of Company financial projections, business plans, executive summaries and website, and recruiting qualified directors and officers. In consideration for providing such services, the Company issued to Regeneration 487,000 restricted shares of common stock (the “Compensation Shares”) which shall be placed in an escrow account maintained with the Company’s attorneys until either (i) the Company has successfully listed its securities on the NASDAQ or other U.S. mainboard exchange on or before December 31, 2016, whereupon the Compensation Shares shall be forthwith delivered to Regeneration or (ii) if the Company is unsuccessful in listing its securities on the NASDAQ or other U.S. mainboard exchange on or before December 31, 2016, the Compensation Shares shall be returned to the Company for cancellation. Regeneration shall be entitled to “piggy-back” registration rights with respect to the Compensation Shares. The Compensation Shares were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act.

It is pursuant to the obligation to register the Shares of the Offering and the “piggy-back” registration rights with respect to the Compensation Shares that Company has filed the subject Registration Statement to register for resale of 1,487,000 shares of the Company’s common stock (which comprises the Shares and the Compensation Shares) on behalf of Selling Stockholders (who are the aforesaid fourteen investors in the Offering and Regeneration).

Factor 1: How Long the Selling Shareholders Have Held the Shares

The 1,487,000 shares of the Company’s Common Stock to be registered for resale under the subject Registration Statement comprise (ii) 1,000,000 shares of Common Stock of the Company issued to fourteen individual investors in the Offering, which closed on November 16, 2015 and (ii) 487,000 shares of Common Stock issued to Regeneration, pursuant to a Consulting Agreement on November 20, 2015. Accordingly, as of the date of this letter, the investors have held the Shares for 38 days and Regeneration has held the Compensation Shares for 34 days.

We believe it is also important to note that C&DI 139.13 provides that no minimum holding period is required where the Company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale Registration Statement. The investors in the Offering have invested approximately $1.58 million in the Shares and have effectively accepted the market risk of their investment from the closing of the Offering. Similarly, Regeneration has commenced providing consulting services to the Company and has accepted the risk that should the Company not achieve the benchmarks set forth in the Consulting Agreement, the Compensation Shares will be returned to the Company for cancellation.

Furthermore, the Staff’s “PIPEs” interpretation, as set forth in C&DI 116.19 (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering, the holding period of the selling security holder should be more than sufficient for a valid secondary offering.

This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions (including this one) a registration statement is required to be filed shortly after closing and declared effective shortly thereafter. In addition, in this case, the Selling Stockholders understood that an extended holding period was possible, given the potential for a review of the Registration Statement by the Commission. Further, as discussed in more detail below, the Selling Stockholders realized that there is only very limited trading activity in the Common Stock. In fact, there had been virtually no trading in the Company’s shares of common stock prior to November 25, 2015. Given these facts, the Selling Stockholders did not expect to have the ability to quickly exit their position, even if they desired to do so. It should also be noted that given the Selling Stockholders’ respective investments, it will be unlikely that any of them would consider selling their Shares unless there was sufficient liquidity at a trading price substantially above their respective investment amounts.

As for Regeneration, its Compensation Shares are placed in an escrow account maintained with the Company’s attorneys until either (i) the Company has successfully listed its securities on the NASDAQ or other U.S. mainboard exchange on or before December 31, 2016, whereupon the Compensation Shares shall be forthwith delivered to Regeneration or (ii) if the Company is unsuccessful in listing its securities on the NASDAQ or other U.S. mainboard exchange on or before December 31, 2016, the Compensation Shares shall be returned to the Company for cancellation. It is entirely conceivable that the Compensation Shares, even though registered for resale under an effective Registration Statement, will not be sold till after they are available for resale under Rule 144 based on the ambitious benchmarks set forth in the Consulting Agreement. Further, if the benchmarks are not reached by December 31, 2016 (well after the Compensation Shares are available for resale under Rule 144), such Compensation Shares will not even be available for resale to the public at all as they will be returned to the Company for cancellation.

The factors discussed above, including the length of time that has elapsed since the securities were originally acquired by the Selling Stockholders and that will ultimately elapse prior to the shares of Common Stock first becoming saleable in the public market, and the fact that the Selling Stockholders were aware, for various reasons, they would be unable to quickly exit their positions with respect to the Company’s common stock, in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Selling Stockholders (other than Regeneration) acquired their respective Shares in bona fide private placement transactions pursuant to Rule 903 of Regulation S of the Securities Act on the basis that the sale of the Shares was completed in "offshore transactions", as defined in Rule 902(h) of Regulation S. The Company did not engage in any "directed selling efforts", as defined in Regulation S, in the United States in connection with the sale of the Shares. The investors represented to the Company that the investors were not U.S. persons, as defined in Regulation S, and were not acquiring the Shares for the account or benefit of a U.S. person. Further and additionally, all the investors are “accredited investors,” as that term is defined in the Securities Act and the Company also completed the Offering and issuance of Compensation Shares to Regeneration in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act and corresponding provisions of state securities or “blue sky” laws. Accordingly, the securities held by the Selling Stockholders are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

In the relevant Offering subscriptions agreement, each Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was a non-U.S. person, (ii) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (iii) was acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iv) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (v) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (vi) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective. To do so would violate the detailed representations and covenants made by them in the Purchase Agreement.

Further, the present circumstances, including the type of security being registered and the form on which the Registration Statement has been filed, do not raise the issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. In particular, as discussed above, the Company is registering shares of its common stock and not convertible securities that contain “toxic” conversion, exercise or other similar terms that would cause any issuances of additional shares of common stock or other securities convertible or exercisable into common stock based upon the trading of the common stock. In that regard, the Company understands that the Commission had become concerned about the public resale of securities purchased in so-called “toxic” transactions, and accordingly monitored the attempted resale of securities resulting from these types of transactions. Specifically, the Commission compared the number of shares that an issuer attempted to register to the total number of shares outstanding held by non-affiliates. In screening for these types of offerings, the Staff looked at situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. The Company notes that the resale of the shares covered by the Registration Statement does not raise any of these “toxic” offering concerns which the Staff has focused on in the past. The Company is also not attempting to register shares on a secondary basis using a form that the Company is not eligible to use to register shares on a primary basis.

It is noteworthy that the Selling Stockholders obtained the shares offered in the Registration Statement through a privately negotiated transaction completed at arm’s length, after months of rigorous review and consideration by the Company prior to the filing of the Registration Statement. The investment transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. The Selling Stockholders have purchased the securities in question and there is no agreement or arrangement regarding the price at which it will resell the Common Stock to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the Selling Stockholders are taking investment risk with regard to the securities they acquired and there is no certainty that they will receive a premium on the resale of any Common Stock. In addition, the Company’s common stock is not listed on an exchange, but rather quoted on the OTCQB Tier of the OTC Markets, there has been very limited trading market for the common stock, trading in the common stock may become even more difficult and the share price could decrease. Therefore, the Selling Stockholders may not be able to resell the shares of Common Stock at or above its investment price. As for Regeneration, it is unlikely that they would sell their Compensation Shares (even if they could) until they are able to recover the “value” of their consulting services.

The existence of the registration rights does not alter the conclusion that the transactions were more like a traditional investment than an underwriting. There are a number of reasons why investors want shares registered other than to effect an immediate sale. Many institutional investors are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether such investor intends to dispose of its shares or to hold them for an indefinite period. In addition, investors may be fiduciaries of other people’s money and have a common law duty to act prudently. In seeking to register their shares, the Selling Stockholders are acting in a manner that is consistent with this fiduciary duty, as not registering the shares could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholders (with the exception of Regeneration) are individual investors. Regeneration is a New York corporation engaged in providing consulting services and two individuals share equally the voting and investment control over the Compensation Shares. None of the Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Common Stock being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such Common Stock following the effectiveness of the Registration Statement or whether such Common Stock is even resold at all under the Registration Statement. The registration rights granted to the Selling Stockholders in the Offering are traditional registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute the Common Stock on behalf of the Company, or at all. The Selling Stockholders negotiated for the customary registration rights set forth in the subscription agreements and Consulting Agreement for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Selling Stockholders are responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any securities, as applicable. The Selling Stockholders will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not receive any of the proceeds from any resale of the Common Stock by the Selling Stockholders under the Registration Statement. The Company believes that the Selling Stockholders are not, and have never been, a broker-dealer or an affiliate of a broker-dealer or an affiliate of the Company, nor have they ever had any other relationship with the Company other than as directly relates to the investment and consulting transactions. The Selling Stockholders have no representation on the Company’s Board of Directors or the Company’s management and none of them is, by virtue of their respective stock ownership, an affiliate of the Company.

Factor 4: The Amount of Shares Involved

As of December 23, 2015, the Company has 11,119,276 shares of common stock issued and outstanding, of which the Company believes that 7,293,979 shares of common stock are held by non-affiliates. The 1,487,000 shares of the Company’s Common Stock to be registered only represent 13.3% of the Company’s issued and outstanding shares. It bears repeating that of the shares being registered, 487,000 shares of common stock belonging to Regeneration (“Compensation Shares”) are placed in an escrow account maintained by the Company’s attorneys and are only released to and available for resale by Regeneration upon the Company reaching certain benchmarks as set forth above. It is the Company’s current belief and expectation that if benchmarks are even met, they will not be met until after Compensation Shares are available for resale under Rule 144.

We note that the amount of shares involved is only one factor cited in C&DI 612.09 to be considered by the Staff in applying Rule 415. We further note that restricting the Company’s offering based solely on the number of shares offered would contradict previous interpretative positions taken by the Staff. For example, C&DI 612.12 describes a scenario where a holder of a large percentage of the outstanding stock is permitted to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, C&DI 216.14 regarding the use of Form S-3 to effect a secondary offering provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer .” (emphasis added)

These interpretive positions make clear that the amount of shares offered is not the final determinative factor in whether or not an offering is properly characterized as a secondary offering, and in fact should be disregarded entirely except in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. Here, despite the fact that the shares the Company seeks to register for resale represent a significant percentage of the shares of common stock currently held by non-affiliates of the Company, the other facts discussed elsewhere in this response with regards to the Company, the Selling Stockholders and the Common Stock covered by the Registration Statement, including as to the lack of any of the toxic features that have historically given rise to the Staff’s concerns, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

In addition, notwithstanding the significant number of shares of Common Stock represented by the shares covered by the Registration Statement, the Company understands, as discussed below, that the Selling Stockholders are not engaged in the business of underwriting securities and that the Selling Stockholders acquired the securities in the ordinary course of their business, consistent with their investment approach. The Company further understands that the Selling Stockholders have not entered into, nor is otherwise bound by, any arrangement with any person to participate in the distribution of its securities, and the Selling Stockholders represented to the Company that they did not acquire the securities with a view toward distribution in violation of the Securities Act. Rather, the Company expects that, other than in private sales, the Selling Stockholder will sell the Common Stock in ordinary brokerage transactions through third-party brokers, without the involvement of the Company, for the account of the Selling Stockholders and their nominees, and not for the benefit of the Company. The Company further notes that they have not engaged, and will not engage, in any road shows or other similar activities to condition or “prime” the market for the sale of the shares.

The Common Stock covered by the Registration Statement consist of shares held by fifteen separate Selling Stockholders, and not by one large Selling Stockholder. Moreover, as discussed above, there is no evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Shares. The above historical guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is well in excess of (i) any percentage held by any single Selling Stockholder and (ii) the percentage held by all of the Selling Stockholders collectively.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders comprise individual investors and a consulting firm. The Company has been advised that none of them is a broker-dealer or an affiliate of a broker-dealer. The Company has no relationship with the Selling Stockholders. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Common Stock covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the Common Stock.

The facts indicate that the Selling Stockholders made a fundamental decision to invest in the Company. As discussed above, based on the limited trading volume in the Common Stock (average daily volume of 2,218 shares of common stock for the past 3 months as of December 21, 2015), it would take the Selling Stockholders more than 670 days to liquidate their positions, which they were aware of when they invested. This is additional evidence that the Selling Stockholders are longer term investors not seeking to distribute the Shares on behalf of the Company.

Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders (other than Regeneration) acquired the Common Stock in bona fide private placement transactions in which they made the typical investment and private placement representations to the Company. Regeneration’s Compensation Shares were acquired as consideration of providing certain consulting services and only available for resale upon the Company achieving certain benchmarks. Based on the Company’s good faith belief and estimate, such benchmarks will be reached (if at all) after the Compensation Shares will be available for resale under Rule 144.

Since such time, the Selling Stockholders have borne the full economic risk of ownership of their securities, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of the Company’s common stock. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons.

None of the Selling Stockholders is an affiliate of the Company. The securities in question do not present the investor concerns attendant to certain types of “toxic” securities that we believe the Staff was focused on in developing its guidance related to Rule 415 offerings.

To the Company’s knowledge, the Selling Stockholders comprised of fourteen individual investors and one corporate consulting firm, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Common Stock being registered for resale under the Registration Statement, and, moreover, the requirement of the Company to file the Registration Statement was insisted upon by the Selling Stockholders, pursuant to the requirement of having certain registration rights, and not by the Company.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Common Stock by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

2.	At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2014. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response:

We confirm our understanding that a review is now open for our annual report on Form 10-K for the fiscal year ended December 31, 2014 and the Staff will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review.

Management’s Discussion and Analysis

For the years ended December 31, 2014 and 2013, page 26

3.	Revise your disclosure under Revenue to disclose information regarding the number of listings and total listing values during this period. Please also explain the difference between listing value and transaction value, which you refer to in your current report on Form 8-K filed December 14, 2015 but do not refer to in your prospectus.

Response:

We have revised our disclosure under “Revenue” in the “Results of Operations of Takung” section for the years ended December 31, 2014 and 2013 as follows (the italicized portion reflect the revisions to this section):

Revenue

Listing fee revenues were $1,774,461 and $290,078; commission revenue were $2,832,158 and $66,477; gross management fee revenue were $113,243 and $2,293 for the years ended December 31, 2014 and 2013, respectively.

Listing fee revenue and commission revenue are calculated based on a percentage of the listing value and transaction value of artworks, respectively. The Company charged 22.5% to 30.5% of the listing value of artworks and accounts for this as listing fee revenue and 0.2% of the transaction value on both the purchase and sale sides and accounts for this as commission revenue for the years ended December 31, 2014 and 2013.

Listing value is the total offering price of an artwork when the ownership units are initially listed on our trading platform. The Company utilizes an appraised value as a basis to determine the appropriate listing value for each artwork, or portfolio of artworks.

Transaction value is the dollar amount of the purchase and sale of the ownership units of the artworks after they are listed on our platform.

The reason for the increase in listing revenue and management fee is because more artworks were listed during fiscal year ended December 31, 2014 compared to fiscal year ended December 31, 2013. There were five sets of artwork listed in 2014, compared to only one set of artwork in 2013.

The total listing values of artworks for the year ended December 31, 2014 and 2013 were $6,705,784 (HK$52,000,000) and $1,289,241 (HK$10,000,000) respectively.

Below is a breakdown of the listing values of each artwork listed during 2014:

(i)	Two sets of artwork, each with a listing value of $1,289,574 (HK$10,000,000),of which 23.5% was charged as listing fee revenue;
(ii)	One set of artwork with a listing value of $1,289,574 (HK$10,000,000),of which 24% was charged as listing fee revenue;
(iii)	One set of artwork with a listing value of $1,289,574 (HK$10,000,000),of which 30% was charged as listing fee revenue;
(iv)	One set of artwork with value of $1,547,489 (HK$12,000,000), of which 30.5% was charged as listing fee revenue.

This is compared to the corresponding period in 2013, when only one piece of artwork with a listing value of $1,289,241 (HK$10,000,000) was listed and we charged 22.5% of the listing value of the artwork as listing fee revenue.

The total transaction value for the year ended December 31, 2014 was $730,685,981 (5,666,104,221 Hong Kong dollars) versus $16,621,129 (128,921,819 Hong Kong dollars) for the year ended December 31, 2013.

As we did not commence operations until the fourth quarter of fiscal year ended December 31, 2013, there was higher transaction volume in the fiscal year ended December 31, 2014, consequently resulting in much higher commission revenue. The greater number of artwork listed in the year ended December 31, 2014 over the corresponding period in 2013 also contributed to the increase in transaction volume and transaction value.

We have also our disclosure under “Revenue” in the “Results of Operations of Takung” section for the three and nine months ended September 30, 2015 and 2014 as follows (the italicized portion reflect the revisions to this section):

Three Months Ended September 30, 2015 and 2014

Revenue

Our revenue mainly consists of listing, commission and management fees. Listing fee revenue was $439,811 and $309,637; commission revenue was $2,239,526 and $569,482; gross management fee revenue was $26,889 and $42,741, annual fee revenue was $162 and $0 for the three months ended September 30, 2015 and 2014 respectively.

During the three months period ended September 30, 2015, we successfully listed seven pieces of precious stones and three pieces of amber onto our system. The total listing values were $180,620 (HK$1,400,000) for all the precious stones and $812,792 (HK$6,300,000) for the ambers, of which 32% and 47% were charged as listing fee revenue, respectively. Compared to the corresponding period ended September 30, 2014 when there was only one artwork listed, valuing $1,290,154 (HK$10,000,000) with 24% of the value of the artwork charged as listing fee revenue.

During the three months ended September 30, 2015, commission revenue increased significantly, due to the commencement of operations of Takung Shanghai in July 2015 that allowed transactions to be settled in Renminbi. This benefit expanded our trading population base in mainland China. The total transaction value for the three months ended September 30, 2015 was $771,491,099 (HK$5,979,888,932) versus $147,368,260 (HK$1,142,253,251) for the three months ended September 30, 2014.

Also, because more artworks were listed in the current quarter, we experienced higher transaction volumes and amounts. The total trading amount and trading volume increased by 423% and 95% respectively during the three months ended September 30, 2015 compared with the corresponding period in 2014. Takung Shanghai contributed 69% of the total trading volume, and 46% of the total trading amount. All these factors contributed to the significant increase of commission revenue by $1,670,044 in the current period compared to the corresponding period in 2014.

During the three months period ended September 30, 2015, management fee revenue decreased by $15,582, from $42,741 to $26,889 for the three months ended September 30, 2014 and September 30, 2015, due to the discount rewarded to traders.

During the three months period ended September 30, 2015, annual fee revenue was $162 and $0 for the three months ended September 30, 2015 and 2014, respectively, as a premium services were only introduced to traders in 2015.

Nine Months Ended September 30, 2015 and 2014

Revenue

Our revenue comprises mainly listing, commission and management fees. Listing fee revenue was $1,549,587 and $915,632; commission revenue was $3,267,516 and $1,442,443; gross management fee revenue was $98,674 and $77,373; annual fee revenue was $1,591 and $0 for the nine months ended September 30, 2015 and 2014, respectively.

During the nine months ended September 30, 2015, there were four pieces of jewelry, twelve pieces of precious stones, and three pieces of amber successfully listed on our system. The total listing values were $1,625,827 (HK$12,600,000) for the four pieces of jewelry, $1,470,987 (HK$11,400,000) for the twelve pieces of precious stones, and $812,914 (HK$6,300,000) for three pieces of amber, of which 31%, 47% (for the five piece of precious stones listed in the first half year) and 32% (for the other seven pieces of precious stones listed in the third quarter of 2015), and 47% (for the amber pieces) of the listed values were charged as listing fee revenue, respectively.

Compared to the corresponding period ended September 30, 2014, only three paintings with a total listing value of $3,868,871 (HK$30,000,000) were listed, of which 23.5% of the value of two paintings, and 24% of the value of one painting of the listed value were charged as listing fee revenue.

The increase in number of pieces listed, listing values and corresponding listing fees charged during the nine months ended September 30, 2015 compared to nine months ended September 30, 2014 resulted in an increase in listing fee revenue in the current period.

During the nine months period ended September 30, 2015, commission revenue increased significantly mainly due to more artworks being listed and commencement of operations of Takung Shanghai in July 2015 that allowed transactions to be settled in Renminbi. This increased the number of traders from mainland China. The total transaction value for the nine months ended September 30, 2015 was $1,282,951,210 (HK$9,942,746,217) versus $365,672,429(HK$2,835,497,198) for the nine months ended September 30, 2014.

Our trading volume and transaction amounts increased significant, especially during August and September 2015. Trading amount and trading volume increased by 251% and 152% respectively during the nine months ended September 30, 2015 compared to corresponding period in 2014. Takung Shanghai contributed 21% of the total trading volume, and 28% of the total trading amount and this resulted in the significant increase of our commission revenue by $1,825,073.

During the nine-month ended September 30, 2015, management fee revenue increased by $21,301, from $77,373 for the nine months ended September 30, 2014 to $98,674 , due to the aforementioned increase in trading amount and volume.

During the nine-month period ended September 30, 2015, annual fee revenue increased from $0 to $1,591, as a premium services were only introduced to our traders in 2015.

Liquidity and Capital Resources, page 32

4.	Please disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Further, please disclose any restrictions on foreign exchange and your ability to transfer cash between entities and to any U.S. investors.

Response:

We have disclosed the material amounts of cash by currency denomination as of the most recent balance sheet date in Hong Kong and the People’s Republic of China, where are affiliated entities are domiciled as well as restrictions on foreign exchange and our ability to transfer cash between entities and to any U.S. investors in the section titled “Sources of Liquidity” under “Liquidity and Capital Resources” as follows (the italicized portion reflect the revisions to this section):

Liquidity and Capital Resources

Sources of Liquidity

During the nine months ended September 30, 2015, net cash provided by operating activities totaled $811,630. Net cash used by investing activities totaled $507,032. Net cash provided by financing activities was $1,928,191. The resulting change in cash for the period was an increase of $2,235,842. The cash balance at the beginning of the period was $2,355,839. The cash balance on September 30, 2015 was $4,591,681. Of the $4,591,681, we had $3,604,195 denominated in Hong Kong dollars in Hong Kong banks and $987,486 denominated in Renminbi and deposited in a bank in China.

If our operating subsidiaries were to incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to transfer cash to our U.S. investors.

There is no foreign exchange control or restrictions on capital flows into and out of Hong Kong. Hence, our Hong Kong operating subsidiary is able to transfer cash without any limitation to the U.S. under normal circumstances.

In contrast, applicable PRC law permits payment of dividends to us by our operating subsidiary in China only out of its net income, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiary in China is also required to set aside a portion of its net income, if any, each year to fund general reserves for appropriations until such reserves have reached 50% of the subsidiary's registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiary, which is a wholly-foreign owned enterprise, may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our stockholders, including holders of our shares of common stock. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our PRC subsidiary.

During the nine months ended September 30, 2014, net cash generated from operating activities totaled $1,314,477. Net cash used by investing activities totaled $185,209. No cash was generated from financing activities during the period. The resulting change in cash for the period was an increase of $1,127,414. The cash balance at the beginning of the period was $260,187. The cash balance on September 30, 2014 was $1,387,601.

As of September 30, 2015, the Company had $16,013,848 in total current liabilities, which comprised $14,987 in accounts payable, $534,141 in accrued expense and other payables, $14,719,845 in customer deposits, and $744,875 in tax payables. As of December 31, 2014, the Company had $9,009,168 in total current liabilities, which comprised $1,891,525 in accrued expenses and other payables, $6,865,821 in customer deposits, $2,730 due to our director, and $249,092 in tax payables.

The Company had deferred tax liabilities as long-term liability of $51,261 as of September 30, 2015, and $66,555 as of December 31, 2014, respectively. The Company’s total liabilities as of September 30, 2015 and December 31, 2014 amounted to $16,065,109 and $9,075,723, respectively.

The Company is not aware of any known trends, events or uncertainties which may affect its future liquidity. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns.

Directors and Executive Officers, Promoters and Control Persons, page 65

5.	Please update this section, as appropriate, with the information disclosed on your Form 8-K filed December 4, 2015.

Response:

We have updated the sections titled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS” with the information disclosed in our Form 8-K filed December 4, 2015 as follows and have indicated further updates in italics for your ease of review:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) any person or group owning more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and president and (iv) all executive officers and directors as a group as of December 23, 2015.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person‘s address is c/o Takung Art Co., Ltd, Flat/RM 03-04 20/F Hutchison House 10 Harcourt Road, Central, Hong Kong.

Name and Address	Title of Class	Number of Shares Beneficially Owned (1)	Percentage Ownership of Shares of Common Stock
Owner of more than 5% of Class

Yan Sun (3) 1-4-901, Tianyang Place, Beicang Town, Beichen District, Tianjin, PRC	Common Stock	3,732,907	33.6%

Directors and Officers

Di Xiao (2)(3)	Common Stock	92,390	*
Joseph Levinson (4)	Common Stock	--	--
William Kwok Keung Tsui (4)	Common Stock	--	--

All Officers and Directors (three persons)		92,390	*

*Less than one per cent (1%) of the issued and outstanding shares as of December 23, 2015

(1)	In determining beneficial ownership of our Common Stock as of a given date, the number of shares shown includes shares of Common Stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. In determining the percent of Common Stock owned by a person or entity on December 23, 2015, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of Common Stock outstanding on December 23, 2015 (11,119,276), and (ii) the total number of shares that the beneficial owner may acquire upon conversion of their preferred stock and on exercise of the warrants and options, subject to limitations on conversion and exercise. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(2)	In connection with the Reverse Merger, Di Xiao was appointed as our new Chief Executive Officer, Chief Financial Officer and sole director effective from October 20, 2014.

(3)	On October 20, 2014, we acquired Hong Kong Takung in a Reverse Merger transaction involving Kirin Linkage Limited and Loyal Heaven Limited, shareholders of Hong Kong Takung. In consideration of receiving all 20,000,000 issued and outstanding shares of Hong Kong Takung, we issued to Kirin Linkage Limited and Loyal Heaven Limited 41,995,200 and 167,980,800 pre Reverse Stock Split shares of restricted Common Stock respectively. Kirin Linkage Limited, a Cayman Islands company had four stockholders, namely Aihua Tian, Caijing Zhao, Yue Zhang and Di Xiao, each holding equal shares of Kirin Linkage Limited. Accordingly, each shareholder of Kirin Linkage Limited had sole investment and voting power over shares owned by Kirin Linkage Limited in the proportion to their respective shareholdings in Kirin Linkage Limited. On or about August 12, 2015, Kirin Linkage Limited transferred its shareholdings in the Company to five (5) individuals who were its shareholders. Di Xiao, one of the recipients of these shares, received 92, 390 post Reverse Stock Split shares. None of the other transferees hold more than five per cent (5%) of the Company’s issued and outstanding shares. Similarly, on or about August 12, 2015, Loyal Heaven Limited transferred all its shares in the Company to eight (8) individuals who were its shareholders, of whom only Yan Sun holds more than five per cent (5%) of the Company’s issued and outstanding shares of Common Stock. Each of the aforementioned stockholders has sole investment and voting power over their respective shares of Common Stock in the Company.

(4)	Both Joseph Levinson and William Kwok Keung Tsui were appointed directors of the Company on December 1, 2015. Pursuant to their offer letters, the new directors will, apart from their cash compensation, be entitled to receive 5,000 restricted shares of common stock of the Company every year, which shares will vest in four equal quarterly installments. As of December 23, 2015, none of these shares have been issued or vested.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS

AND CONTROL PERSONS

The following are our officers and directors as of the date of this prospectus. Other than Mr. Levinson, our sole officer and other directors reside in the PRC and, therefore, it may be difficult for investors to effect service of process within the U.S. upon the latter or to enforce judgments against them obtained from the United States courts.

The following table sets forth certain information concerning our directors and executive officer:

Name	Age	Position
Di Xiao	39	Chief Executive Officer, Chief Financial Officer and Chairman
Joseph Levinson	39	Director
William Kwok Keung Tsui	58	Director

The following is a summary of the biographical information of our directors and officers:

DI XIAO, the founder and executive director of the Company, has been in the art investment and consulting industry since 2008. He is familiar with all forms of art dealings, as well as the trading models and risks in the Chinese art market. He has extensively researched the evaluation, storage and insurance of artworks. Prior to founding Takung in 2012, he served as the general manager of Hangzhou LuxTimes Culture and Art Co., Ltd. from March 2009 to January 2013, where he oversaw the general operation. Prior to that, Mr. Xiao served as a director at FAI electronics Co., Ltd. from August 2003 to December 2008, focusing on marketing. Mr. Xiao has a bachelor degree from Tianjin University.

JOSEPH LEVINSON, join the Company’s Board of Directors on December 1, 2015. Mr. Levinson has has 19 years’ experience in managing cross-border issues pertaining to U.S.-listed foreign companies. He speaks and reads Chinese fluently and has provided due diligence and forensic accounting services to many U.S.-based funds on their China-based investments, as well as extensive accounting and auditing consulting for numerous U.S.-listed Chinese companies. Since January 2012, he has been a director of China Xingbang Industry Group Inc., a company providing e-commerce related services and marketing consultancy services. Mr. Levinson was a director for China Growth Corp, a water purification system manufacturer, from March 2011 to March 2014 and formerly a director for China AgriCorp, Inc., a soybean producer in China, from April 2011 to September 2011. Mr. Levinson was a director for Energroup Holdings Corp., a pork producer, from April 2010 to January 2011, a director for China 3C Group, an electronics company in China, from May 2007 to January 2009 and a director for Sino Clean Energy, Inc., a clean coal manufacturer, from April 2011 to May 2011. Mr. Levinson was previously a Manager in the banking practice of the New York office of Deloitte and Touche and was involved in numerous transactions involving complex financial structures. Mr. Levinson also previously worked at KPMG in New York and Hong Kong. In the 1990s, Mr. Levinson served as an executive of Hong Kong Stock Exchange-listed China Strategic Holdings, where his major responsibilities included its subsidiary, China Tire, one of the first Mainland Chinese companies, to list on the NYSE. He is also the editor of “Wall Street Guanxi: How Chinese Companies Can Maximize Their Value in the U.S. Capital Markets”, a trade paperback published in Chinese by Beijing University Press in 2007. Mr. Levinson graduated summa cum laude from the University at Buffalo in 1994 with a double major in accounting and finance. Mr. Levinson’s track record as a U.S. Certified Public Accountant for 19 years, and his long experience in China were factors viewed favorably by the Board in selecting Mr. Levinson for a directorship. Specifically, Mr. Levinson’s experience as a manager at the “Big 4” firms of Deloitte and Touche, his work as a U.S. Certified Public Accountant, and his academic achievements were factors in leading to this recommendation.

WILLIAM KWOK KEUNG TSUI, join the Company’s Board of Directors on December 1, 2015. Mr. Tsui has extensive experience in trading, manufacturing, property management and development and corporate finance and management. In 2002, he founded Smith Naturals (China) Ltd., a subsidiary of Smith Naturals (USA) LLC, a manufacturer of herbal natural supplements and cosmetic products and has been serving as its Executive Director in charge of marketing since its inception. In 2004, he founded Jewels4Teens (China) Ltd., a jewelry and fashion accessories company and has been serving as its Executive Director for marketing since its incorporation. In 1988, he founded Adeble Enterprises Ltd., which introduces high tech food processing machinery to China, and has been the company’s managing director. In 1985, he founded Hua Xing Industrial Ltd. and served as director. He also managed the China Trade department of Kemklen Industrial Co. Ltd. from 1984 to 1985. Mr. Tsui holds a bachelor’s degree in civil engineering from McGill University in Canada. Mr. Tsui’s extensive executive experience in the China-related manufacturing, corporate finance and management spheres led to our conclusion that he is well qualified to serve as a director of the Board.

Directors and Officers of Hong Kong Takung

Di Xiao, our present Chief Executive Officer, Chief Financial Officer and Chairman is also the founder and sole director and officer (General Manager) of Hong Kong Takung. Under Hong Kong Takung’s Articles of Association and Hong Kong law, Hong Kong Takung is managed by the General Manager who is appointed and supervised by the Board of Directors. A director is appointed by the stockholders for a term of one year or until the next Annual General Meeting and can be re-elected for consecutive terms.

Directors and Officers of Shanghai Takung

Mr. Zishen Li is the General Manager of Shanghai Takung.

Mr. Li has extensive experience in working in the Chinese art industry since 2009. He is familiar with storage, appraisal and other procedures related to the trading of artworks. He also has expertise in internet application and online artwork trading. He served as the assistant general manager of Tianjin Culture and Artwork Exchange Co., Ltd. from 2009 to 2014. Mr. Li was engaged in customer service related work at WuXi AppTec (NYSE: WX) from 2006 to 2008. He graduated from Zhejiang University of Technology with a Bachelor of Science degree in 2006, and completed the postgraduate studies in industrial economics at Nankai University in 2013.

Mr. Li has been a Vice President of Hong Kong Takung since March 1, 2015. He was subsequently appointed as the General Manager of Shanghai Takung with effect from July 28, 2015. The employment with Mr. Li can be terminated by either party by giving at least one month notice. Mr. Li reports to Mr. Di Xiao, the CEO of Takung Art Co., Ltd.

Term of Office

Our directors hold their position until the next annual meeting of stockholders and until their successor is elected and qualified by our stockholders, or until their earlier death, retirement, resignation or removal.

Board Committees

Audit Committee. We intend to establish an audit committee of the Board which will consist of soon-to-be-nominated independent directors. The audit committee’s duties will be to recommend to the Board the engagement of independent auditors to audit our financial statements and to review our accounting and auditing principles. The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee will at all times be composed exclusively of directors who are, in the opinion of the Board, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Audit Committee Financial Expert. The Board currently acts as our audit committee. The Board is still in the process of finding an “audit committee financial expert” as defined in Regulation S-K and directors that are “independent” as that term is used in Section 10A of the Exchange Act.

Compensation Committee. We intend to establish a compensation committee of the Board. The compensation committee will review and approve our salary and benefits policies, including compensation of executive officers.

Nominating Committee. We do not presently have a nominating committee. Our board of directors currently acts as our nominating committee.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officers and principal financial officer, principal accounting officer or controller, or persons performing similar functions and also to other employees.

Transactions with Related Persons, Promoters and Certain Control Persons, page 69

6.	Please also provide the information required by Item 404(a) of Regulation S-K for the loan agreement disclosed in the second paragraph of this section. And, if appropriate, please include the loan agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response:

The loan “agreement” referred to in the second paragraph of this section is actually an “arrangement” found in Sections 3.1 and 3.2 of our former Chief Executive Officer, Mr. Jerett Creed’s employment agreement with the Company dated April 22, 2009 and filed as Exhibit 10.3 to the Company’s Amendment No. 3 to Form S-1 Registration Statement on October 28, 2011. We shall amend this disclosure to read as follows to avoid any confusion:

Pursuant to Section 3.1 and 3.2 of the employment agreement with our former CEO, Mr. Jerett Creed dated April 22, 2009, ~~entered into a loan arrangement with the Company whereby advances~~ loans to the Company may be made by Mr. Creed from time to time for general working capital purposes and the terms of any loans are to be covered by a separate loan agreement. If insufficient cash is available to reimburse Mr. Creed for necessary and reasonable expenses, interest shall accrue~~d~~ at 5% annually on such amounts. ~~The note could be called by Mr. Creed at any time as well it could be converted to equity at the current fair market value at Mr. Creed’s sole option.~~ Mr. Creed may also elect at his sole discretion the option of converting any outstanding salary balance to equity at a conversion price to be determined by the Company.

Financial Statements

7.	You disclose on page 33 that a reverse stock split was approved in August 2015 and that all references to share amounts in the consolidated financial statements have been retroactively adjusted to reflect the 1-for-25 reverse stock split. While we note your interim financial statements were adjusted, the financial statements for the two years ended December 31, 2014 do not reflect retroactive adjustments for the reverse stock split. Further we are unable to locate the additional information in Note 8 you referenced on page 33. Please revise. See Staff Accounting Bulletin Topic 4.C.

Response:

In accordance with the Staff’s comment, we have assigned Note 7 to “Commitments” and the original Note 7 is accordingly renumbered as Note 8. Therefore, the reference to Note 8 on page 33 is now correct. Note 8 has been revised to read as follows (the italicized portion reflect the revisions to this section):

8. STOCKHOLDERS’ EQUITY

On July 7, 2015, the Board granted 300,000 shares of fully vested common stock to a third party for consulting services. The shares were subsequently issued on August 26, 2015 and the Company fair valued the shares at grant date and recorded $186,000 as share-based compensation expense during the three months ended September 30, 2015.

On August 10, 2015 (the “Effective Time”), Takung Art Co., Ltd (the “Company”) filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse stock split of its issued and outstanding shares of common stock at a ratio of 1-for-25 (the “Reverse Stock Split”). The Reverse Stock Split was approved by the Company’s board of directors and by written consent of the holders of a majority of the Company’s issued and outstanding common stock.

Upon filing of the Certificate of Amendment, every twenty-five shares of the Company’s issued and outstanding common stock were automatically converted into one issued and outstanding share of common stock, without any change in par value per share. The Reverse Stock Split will be applied to all shares of the Company’s common stock outstanding immediately prior to the Effective Time. In addition, the Reverse Stock Split will effect a reduction in the number of shares of common stock issuable upon the conversion of shares of preferred stock or upon the exercise of stock options or warrants outstanding immediately prior to the effectiveness of the Reverse Stock Split. No fractional shares will be issued as a result of the Reverse Stock Split. Stockholders who would otherwise be entitled to receive a fractional share will be entitled to rounding up their fractional shares to the nearest whole number.

Further, we have also added the following paragraph in Note 2, which is not in response to the Staff’s comments:

Reverse Stock Split

On August 10, 2015, the Company’s board of directors and a majority of the Company’s stockholders approved a reverse stock split of its issued and outstanding shares of Common Stock at a ratio of 1-for-25.

Upon filing of the Certificate of Amendment, every twenty-five shares of the Company’s issued and outstanding Common Stock were automatically converted into one issued and outstanding share of Common Stock, without any change in par value per share. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 1-for-25 reverse stock split. See Notes 7 for additional information about the reverse stock split.

Recent Sales of Securities, page 105

8.	Please tell us how you arrived at an offering price of $1.58 per share for the private placement dated November 16, 2015. In this regard, we note that you refer to a book value of $0.43 per share as of August 23, 2015 in your registration statement on Form S-8.

Response:

The $1.58 per share offering price was a negotiated price with the fourteen third-party accredited investors. It was determined based on the trailing-twelve-month earnings as of September 30, 2015, which was $2,102,332. The number of shares outstanding was 9,632,276 and thus the earnings per share were approximately $0.218 per share. Based on the negotiation with the investors at that time, all parties deem a price-earnings ratio of around 7.25 was a reasonable multiple for the Offering. Therefore, the offering price was determined to be at $1.58 per share.

The price on the Form S-8 was solely for the purpose of calculating the registration fee, which is based on the book value of our common stock of $0.43 per share, calculated as of August 25, 2015, since there had not been any trading in the our common stock when we filed the Form S-8.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business, page 2

9.	Please confirm that in your future Form 10-K filings you will include disclosure related to the People’s Republic of China regulations applicable to you. We note that you make similar disclosure in the Form S-1 registration statement under the subheading “PRC Regulations.”

Response:

We confirm that in our future Form 10-K filings, we will include disclosure related to the People’s Republic of China regulations applicable to us.

Risk Factors, page 19

10.	Please confirm that in your future Form 10-K filings you will include disclosure related to doing business in the People’s Republic of China. We note that you make similar disclosure in the Form S-1 registration statement under the subheading “Risks related to doing business in the People’s Republic of China.”

Response:

We confirm that in our future Form 10-K filings, we will include disclosure related to doing business in the People’s Republic of China.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/S/ DI XIAO
Di Xiao
Chief Executive Officer

cc. Benjamin A. Tan, Esq.